

SEC   SECU



ANNU~~AL~~

17008749

FORM ~~X-17A-5~~

~~PART III~~

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-45110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Brand Blvd., Suite 1950
(No. and Street)

Glendale   CA   91203
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine L. Henning   (818) 245-7530
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD LLP
(Name – if individual, state last, first, middle name)

1835 Market St. 26th Floor   Philadelphia   PA   19103
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, Catherine L. Henning _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Pacific Global Fund Distributors, Inc. _____ , as

of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February _____ , 2017, by
Catherine L. Henning proved to me on the basis of satisfactory evidence to be the person
who appeared before me.

_____
Notary Public

ARACELI M. OLEA
Commission # 2102105
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2019

STATEMENT OF FINANCIAL CONDITION

Pacific Global Fund Distributors, Inc.
December 31, 2016
With Report of Independent Registered Public
Accounting Firm

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2016

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To The Board of Directors and Shareholder of
Pacific Global Fund Distributors, Inc.**

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the "**Company**"), as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc., as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

BBD, LLP

BBD, LLP

**Philadelphia, Pennsylvania
February 27, 2017**

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2016

Assets

Commissions receivable	$	11,941
Investments at fair value		
(cost – $57,329)		48,416
Prepaid expenses		18,889
Total assets	$	79,246

Liabilities and shareholder's equity

Commissions payable to brokers	$	3,059
Accounts payable and accrued expenses		30,718
Total liabilities		33,777

Shareholder's equity:

Common stock, no par value:	
Authorized, issued, and outstanding 10,000 shares	407,895
Accumulated deficit	(362,426)
Total shareholder's equity	45,469
Total liabilities and shareholder's equity	$ 79,246

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the Fund). The Advisor also acts as the Investment Manager for the Fund.

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement is presented in accordance with U.S. generally accepted accounting principles.

Investments

The Company's investments in the various series ("Funds") of the Fund are recorded at the quoted net asset values.

Investment Valuation

The Company's investments in the Funds have been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

3

Prepaid Expenses

Prepaid expenses mainly consist of prepaid regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $19,318, which was $14,318 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.75 to 1 at December 31, 2016. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with the Advisor whereby it is allocated an income tax expense/benefit on a pro-rata basis. The Company files a consolidated tax return with the Advisor for federal tax purposes and a combined tax return for state tax purposes.

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and positions expected to be taken for the year ended December 31, 2016 and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2013, 2014, 2015 and 2016 are still subject to examination by major federal jurisdictions. Tax years 2012, 2013, 2014, 2015 and 2016 are still subject to examination by major state jurisdictions.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

4

4. Income Tax (continued)

Deferred tax assets and liabilities consist of the following as of December 31, 2016:

Deferred tax asset:	
Tax net operating and capital loss carryforward	$ 120,623
Less valuation allowance	(120,623)
Deferred tax asset after valuation allowance	-
Deferred tax liabilities	-
Deferred tax assets/liabilities, net	$ -

As of December 31, 2016, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2016, the Company has net operating and capital loss carryforwards of $336,098 for income tax purposes that expire in 2020 through 2036.

5. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Funds and trades executed by the Funds.

The Advisor provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and of the Fund. As of December 31, 2016, the payable to the Advisor of the Fund was $0.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has completed an evaluation of all subsequent events and has concluded that no subsequent events occurred which would require recognition or disclosure.